VIA EDGAR

June 24, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4710

100 F Street, NE

Washington, DC 20549

Re:	First Colebrook Bancorp, Inc.
Registration Statement on Form 1-A
Filed April 14, 2016
File No. 024-10542

Ladies and Gentlemen:

We are writing in response to your letter dated May 9, 2016, in which you asked First Colebrook Bancorp, Inc. (the “Issuer”) to respond to your letter by amending its offering statement to:

1.	Provide the information required by Industry Guide 3 in the offering circular;

2.	Delete certain language from the Subscription Agreement filed as Exhibit 4.1; and

3.	Insert the date missing from the first paragraph of Exhibit 12.1.

The Issuer has filed an amended offering statement on SEC Form 1-A via the SEC’s EDGAR filing system in response to your comment letter. The amended offering statement includes an amended offering circular which contains the information required by Industry Guide 3, and the amended exhibits referenced above. The amended offering statement also includes certain additional amendments made in response to comments received through the NASAA coordinated review process.

The amended offering statement has been submitted to FINRA electronically by the Issuer’s placement agent, FIG Partners, LLC (“FIG”). It is our understanding that FINRA has not yet reviewed FIG’s filing; and has not yet confirmed that it has no objections to the Issuer’s compensation arrangements with FIG. Once FIG has confirmed that FINRA has no such objections, FIG will ask FINRA to so advise you. Thereafter, the Issuer intends to ask the SEC to qualify the offering as of a specified qualification date; and the Issuer will provide the SEC with a written qualification request which includes the written acknowledgements noted in your letter that are required in order to obtain qualification as of the date requested.

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 24, 2016

In addition, we hereby confirm that the State of New York has registered the Issuer’s offering effective as of May 10, 2016, as indicated in the New York Notice of Registration previously transmitted to you by electronic mail. If you have any questions regarding this letter, please telephone Dodd S. Griffith of Gallagher, Callahan & Gartrell, P.C. at (603) 228-1181.

Very truly yours,

FIRST COLEBROOK BANCORP, INC.

/s/ Loyd W. Dollins

Loyd W. Dollins
President and Chief Executive Officer

Cc:	Michael Clampitt, Esq., U.S. Securities and Exchange Commission
Joshua Dilk, Esq., U.S. Securities and Exchange Commission
Dodd S. Griffith, Esq., Gallagher, Callahan & Gartrell, P.C.

(All via electronic mail)